LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222 Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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For Immediate release

              LMS APPOINTS DR. ERIC KNOX TO RISK AND PATIENT SAFETY
                                 ADVISORY BOARD

MONTREAL, QUEBEC, MAY 10, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), today announced the appointment of Dr. Eric Knox to the LMS Risk and Patient Safety Advisory Board.

Dr. Knox is a professor of obstetrics and gynecology at the University of
Minnesota where his research has focused on High Reliability and Teamwork in preventing perinatal injury and malpractice claims. He has published over 100 articles concerning clinical practice and management of clinical risk.
Currently, he is doing multidisciplinary qualitative research on patterns of nurse-physician communication and their effect on patient injury in obstetrics.
Dr. Knox has practiced obstetrics for over 20 years in various positions and cadres and is the former Director of Patient Safety and Risk Management at
Children's Hospitals and Clinics of Minnesota in Minneapolis and St. Paul. He
was a founding Board member of the National Patient Safety Foundation. He currently consults actively with groups such as a university based medical malpractice insurance captive and large healthcare organizations throughout the
United States.

Patient safety is a cornerstone of high quality clinical care. Over the past few years, landmark reports such as the Institute of Medicine's To Err is Human has rekindled the attention of caregivers, providers, insurers, patients and even government officials to the prevalence and consequences of error in healthcare today. Obstetrics is not immune to this. In fact, studies report that 30 to 50 percent of adverse outcomes in OB could be preventable.

LMS specializes in risk management tools for clinicians and managers. The CALM tools incorporate statistical processes to quantify normal and abnormal labor progression as well as digital signal processing and neural network applications for the identification of abnormal fetal heart rate patterns. The CALM Curve provides for consistent and objective assessment of the labor progress at the bedside. CALM Patterns provides objective, real-time measurement and classification of fetal heart rate patterns. These tools address themes commonly found in adverse outcomes namely, failure to recognize and respond to abnormal tracings and prolonged labor.

"Dr. Knox has demonstrated leadership in the area of patient safety throughout his career and we are privileged to have him bring this special focus to the
Advisory Board," said Dr. Emily Hamilton, Founder and Chief Medical Officer of
LMS. "His insight into the human factors and dynamics of healthcare will be a useful and valuable complement to the perspective of other Board members."

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.